Legg Mason Funds
                                100 Light Street
                            Baltimore, Maryland 21202


                                 August 12, 2005


EDGAR FILING
------------

Mr. Randy Koch
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

      Re:   Legg Mason Global Trust, Inc. - CIK No. 0000895662
            1933 Act File No. 033-56672
            1940 Act File No. 811-07418
            Form Type: 485APOS; Accession Number: 0000898432-05-000454 Application for Withdrawal
            --------------------------

Dear Mr. Koch:

      On May 27, 2005, Legg Mason Global Trust, Inc. (the "Registrant") filed Post-Effective Amendment No. 29 to the Registrant's Registration Statement on Form N-1A ("PEA No. 29") for the purpose of introducing one new class of shares of the Registrant: Signature Shares. The Registrant has determined that it has no plans to proceed with the offering of Signature Shares and the Registrant has not issued any Signature Shares. Accordingly, pursuant to Rule 477(a) of Regulation C under the Securities Act of 1933, as amended, we request the withdrawal of PEA No. 29 (File No. 033-56672 and Accession No. 0000898432-05-000454).

                                    Sincerely,
                                    LEGG MASON GLOBAL TRUST, INC.

                                    /s/ Gregory T. Merz
                                    ------------------------------------

                                    By:   Gregory T. Merz
                                          Vice President

                                    /s/ Richard M. Wachterman
                                    ------------------------------------

                                    By:   Richard M. Wachterman
                                          Secretary